TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Extends Convertible Notes

April 1, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") announces that it has agreed with the existing noteholders to amend certain terms of the $139.7 million principal 5.00% convertible notes due April 12, 2024 (the "2024 Notes") and the $139.3 million principal 4.75% convertible notes due March 10, 2025 (the "2025 Notes").

The maturity date of the 2024 Notes will be extended by six months from April 12, 2024 to October 12, 2024. There are no other changes to the terms of the 2024 Notes. The maturity date of the 2025 Notes will be extended by six months from March 10, 2025 to September 10, 2025. In addition, the conversion price of the 2025 Notes will be amended from US$7.80 to US$6.50.

Greg Smith, President & CEO of Equinox Gold, commented: "Extending the maturity dates of the 2024 and 2025 Notes significantly enhances our financial flexibility as we advance commissioning of our world-class Greenstone Gold Mine, which remains on track to pour gold this quarter."

The amendments are subject to the approval of the Toronto Stock Exchange.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new mine, and a plan to achieve more than one million ounces of annual gold production from a pipeline of expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes and Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the timing and anticipated receipt of required regulatory approvals for the amendments to the 2024 Notes and 2025 Notes; the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and or operating performance; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; and the aggregate value of common shares which may be issued. Forward-looking statements or information generally identified by the use of words such as "believe", "achieve", "strategy", "plan", "vision", "potential", "intend", "anticipate", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

Suite 1500 – 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; commissioning of Greenstone being completed and performed in accordance with current expectations; and the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; and those factors identified in the section "Risks and Uncertainties" in this news release and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.